December 15, 2006

VIA FACSIMILE

AND EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

101 F Street, N.E.

Washington, D.C. 20549-0404

Attn: Jeff Jaramillo

Re:	Full House Resorts, Inc.
Registration Statement on Form SB-2, as Amended
Registration No. 333-136341

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Sterne, Agee & Leach, Inc., as sole Underwriter, hereby joins in the request of Full House Resorts, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement to 10:30 a.m., Eastern Time, on December 19, 2006, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 22, 2006, through the date hereof:

Preliminary Prospectus dated November 22, 2006:

Approximately 500 copies to prospective investors and others

The undersigned has complied and will continue to comply with SEC Release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

STERNE, AGEE & LEACH, INC.

By:
Name: W. Barry McRae
Title: Managing Director

800 SHADES CREEK PARKWAY, SUITE 725 • BIRMINGHAM, ALABAMA 35209

P) 205.949.3500 • F) 205.949.3607 • 1.800.240.9220 • WWW.STERNEAGEE.COM

Investments since 1901